UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration Number 0593 at the Registry of Securities

Material Event

Santiago, 20th of August, 2008

Mr.
Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance
1449 Libertador Bernardo O´Higgins Avenue

Dear Mr. Larraín:

In compliance with the 9th article and the second clause of the 10th article of Law Number 18.045, and paragraph 2.2 of Section II of the General Regulation Number 30 of this Superintendence.

The information contained in this document is distributed in order to inform in an accurate, sufficient and opportune way the events and information over the facts related to Distribución y Servicio D&S S.A. (“D&S”), its business and the shares released that are object of public offers, in the moment that the fact occurred or is known by D&S. The information will be considered important for a reasonable person for its investment decisions.

In accordance to the mentioned above and as it is mention in the Official Memorandum 660 of such Superintendence, we hereby inform you as a Material Event , that during the ordinary meeting held on the 19th of August, 2008, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”), a public company whose registration number at the Registry of Securities of your Superintendence is 0593, approved the distribution of an provisional dividend of Ch$2 per share.

D&S’ capital is currently divided into 6,520,000,000 common, registered, non par value stock of one single and unique existing series. In accordance with that which is authorized for such purpose during the general extraordinary shareholders meeting held on the 26th of October, 2004 and 24th of June, 2008, D&S has to this date in its portfolio a total of 43,387,203 shares of its own issuance, destined to a program of compensation for options on shares. In accordance with that which is established in the second clause of article 27 of Law Number 18,046 about Corporations, such shares do not have the right to dividends. Due to the aforementioned, the dividend reported by this material event will not be distributed to the own shares that D&S maintains in its portfolio, but to the remaining 6,476,612,797 shares of registered capital.

The dividend will be paid on Wednesday the 3rd of September 2008 to those who, upon the closing of the 28h of August, 2008, are registered in the registry of shareholders of D&S, except the shares of its own issuance that the corporation maintains in its portfolio, as mentioned previously. The notice that refers to the Official Memorandum 660 of such Superintendence will be published in the newspaper “El Mercurio” on the 26th of August, 2008.

The approved dividend that is mentioned previously, which is number 47 distributed by D&S, will be distributed on the account of the profits of the fiscal year that ends December 31, 2008. Such dividend will be paid in accordance with the following:

a)
For those shareholders that have requested it in writing at the appropriate time, the dividend will be deposited in the bank checking or saving account assigned by them, and a proof of deposit will be sent by mail.

b)	For those shareholders that have requested it in writing at the appropriate time, the definitive dividend will be sent in the form of an order check by certified mail; or,

c)
With order checks to be picked up in person by the shareholder or his/her duly authorized representative, from the offices of the Stock Department of the Corporation, that is, Depósito Central de Valores S.A., Depósito de Valores-DCV, located at 770 Huérfanos Street, 22 nd Floor, in the commune of Santiago.

Cordially yours,

Enrique Ostalé Cambiaso Chief Executive Officer Distribución y Servicio D&S S.A.

Attach: Form N° 1 of the Official Memorandum 660 of the Superintendence of Securities and Insurance
cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaiso
Comisión Clasificadora de Riesgo
Depósito Central de Valores

INTERNAL USE: RECEPTION OFFICE S.V.S.
FORM N°	1	____________________________________
DISTRIBUTION OF DIVIDENDS

0.01	Original Information	:	YES	0.02	Date Sent	:	08/20/08

1.	IDENTIFICATION OF THE COMPANY AND ACTIVITY

1.01	R.U.T.	:	96,439,000-2	1.02	Date Sent	:	08/20/08

1.03	Name of the Company	:	Distribución y Servicio D&S S.A.

1.04	N° Registration of Securities	:	N° 0593	1.05	Series	:	SINGLE

1.06	Code of Exchange	:	D&S	1.07	Identification of Activity	:	N° 47

2.	AGREEMENTS AND AMOUNT OF DIVIDEND

2.01	Original Information	:	08/19/08

2.02	Agreements Reached	:	3

2.03	Amount of Dividend	:	12,953,225,594	2.04	Currency	:	$

3.	SHARES AND SHAREHOLDERS WITH RIGHT

3.01	Number of Shares	:	6,476,612,797	3.02	Final Date	:	08/28/08

4.	NATURE OF THE DIVIDEND

4.01	Type of dividend	:	1

4.02	End of Fiscal Year	:	12/31/08

4.03	Form of payment	:	1

5.	PAYMENT OF DIVIDEND IN THE FORM OF MONEY

5.01	Payment in the form of Money ($/share)	:	$2	5.02	Currency	:	$

5.03	Date of Payment	:	09/03/08

6.	PAYMENT OF OPTIONAL DIVIDEND IN THE FORM OF SHARES

--

7.	OBSERVATIONS.

-	The company shall inform the shareholders in a timely fashion about the tax application that would correspond for this dividend.

-	This dividend shall be charged to the net earnings of the fiscal year that ends the 31st of December 2008.

-
D&S’ capital is currently divided into 6,520,000,000 common, registered, non par value stock of one single and unique existing series. In accordance with that which is authorized for such purpose during the general extraordinary shareholders meeting held on the 26 th of October 2004 and 24th of June 2008, D&S has to this date in its portfolio a total of 43,387,203 shares of its own issuance, destined to a program of compensation for options on shares. In accordance with that which is established in the second clause of article 27 of Law Number 18,046 about Corporations, such shares do not have the right to dividends. Due to the aforementioned, the dividend reported by this material event will not be distributed to the own shares that D&S maintains in its portfolio.

-	The payment of this dividend will be made through any of the following formats:

a)
For those shareholders that have requested it in writing at the appropriate time, the dividend will be deposited in the bank checking or saving account assigned by them, and a proof of deposit will be sent by mail.;

b)	For those shareholders that have requested it in writing at the appropriate time, the definitive dividend will be sent in the form of an order check by certified mail; or,
c)
With order checks to be picked up in person by the shareholder or his/her duly authorized representative, from the offices of the Stock Department of the Corporation, that is, Depósito Central de Valroes S.A., Depósito de Valores-DCV, located at 770 Huerfanos Street, 22 nd Floor, in the commune of Santiago.

-
The notice that section II of the Official Memorandum N° 660 of the Superintendence of Securities and Insurance refers to will be published the 26th of August, 2008 in the newspaper “El Mercurio” of Santiago.

-	Distribución y Servicio D&S S.A. is a public traded company.

ENRIQUE OSTALÉ CAMBIASO
Distribución y Servicio D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

Dated: July 25, 2008	By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer